BANCO ITAU HOLDING FINANCEIRA S.A.
CNPJ - 60.872.504/0001-23                                A Publicly Held Company

                             NOTICE TO STOCKHOLDERS

            RIGHT OF DISSENT IN THE PROCESS OF INCORPORATION OF THE
                 SHARES OF ITAU SEGUROS S.A. BY BANCO ITAU S.A.
                 ----------------------------------------------

We wish to announce that the incorporation of the shares of ITAU SEGUROS S.A. by BANCO ITAU S.A., the object of the Extraordinary General Meetings of February 22, 2002, was approved by the Central Bank of Brazil and by the Superintendency for Private Insurance on July 29, 2002 and June 11, 2003, respectively.

The stockholders that wish to dissent from the decision of these meetings will be reimbursed in accordance with the following values:

a) For the Banco Itau S.A.'s stockholders: R$ 88.853 per block of a thousand common or preferred shares, of which they were holders on February 7, 2002, the said shares being subsequently substituted for shares in Banco Itau Holding Financeira S.A.;

b) For the Itau Seguros S.A.'s stockholders: R$ 17.882 per common or preferred shares, of which they were holders on February 7, 2002, the said shares being subsequently substituted for shares in Banco Itau Holding Financeira S.A.

In order to declare their dissent, stockholders should send all correspondence to Banco Itau Holding Financeira S.A. - Superintendencia de Servicos para Empresas, Praca Alfredo Egydio de Souza Aranha, 100, Torre Eudoro Villela, 9(0) andar, Sao Paulo (SP), CEP 04344-902 Brazil.


Since the minutes of the general meetings have been published in today's editions of the newspapers, "Diario Oficial do Estado de Sao Paulo" and "Gazeta Mercantil", the 30-day term for the stockholders to declare their dissent shall expire on July 30, 2003.

                                        Sao Paulo-SP, July 1, 2003.
                                    BANCO ITAU HOLDING FINANCEIRA S.A.

                                          ALFREDO EGYDIO SETUBAL
                                       Investor Relations Directors